File No. 70-9343


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                 ------------------------------

                 POST-EFFECTIVE AMENDMENT NO. 7
                               TO
                            FORM U-1
                        (AMENDMENT NO. 9)
                     APPLICATION/DECLARATION
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       NORTHEAST UTILITIES
                      174 Brush Hill Avenue
           West Springfield, Massachusetts  01090-0010

                      NU ENTERPRISES, INC.
                        107 Selden Street
                   Berlin, Connecticut  06037
            (Name of companies filing this statement
           and address of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                     Gregory B. Butler, Esq.
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                        Jeffrey C. Miller, Esq.
Vice President and Treasurer           Assistant General Counsel
Northeast Utilities                    Northeast Utilities
  Service Company                        Service Company
P.O. Box 270                           P.O. Box 270
Hartford, Connecticut 06141-0270       Hartford, Connecticut 06141-0270

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

1. Northeast Utilities ("NU"), a Massachusetts business trust and public utility holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), with its principal office located at 174 Brush Hill Avenue, West Springfield, MA, 01090, and its wholly-owned subsidiary, NU Enterprises, Inc. ("NUEI"), a nonutility holding company located at 107 Selden Street, Berlin, CT, 06037, file this Post-Effective Amendment No. 7 (Amendment No. 9) to the Application in this File No. 70-9343, as heretofore amended.

Background

2. By Order dated November 12, 1998 (HCAR No. 35-26939) in this File No. 70-9343, the Commission authorized, among other things, (i) the formation and financing by NU of a nonutility subsidiary holding company (which is referred to therein as "Newco" but which is now known as NU Enterprises, Inc.) to engage, through multiple subsidiaries, in a variety of energy related and other activities and (ii) the acquisition by NUEI of the securities of certain nonutility subsidiaries. The Commission, through subsequent orders in this file (collectively, the "Prior Orders"), also authorized NU and NUEI to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, NUEI's nonutility subsidiaries ("Nonutility Subsidiaries"), and NU's other to-be-formed direct or indirect energy-related companies, as defined in rule 58 under the Act, in an aggregate amount not to exceed $500 million
(the "Guarantee Limit"), at any one time, through December 31, 2002. See Order dated May 19, 1999 (HCAR No. 35-27029) and Order dated October 21, 1999 (HCAR No. 35-27093).

3. On January 25, 2002, NU filed an application/declaration in File No. 70-10045, seeking certain relief from the financial restraints of Rule 58 (the "Rule 58 Filing"). As part of that application, NU sought an order from the Commission authorizing NU and NUEI to issue Guarantees to or for the benefit of NUEI, the Nonutility Subsidiaries and NU's other to-be-formed direct or indirect energy-related companies, through September 30, 2005, which order would supersede and replace the authorization granted in the Prior Orders.

4. As of December 31, 2002 (the expiration date of the Prior Orders), the Commission had not yet acted on the Rule 58 Filing. Accordingly, in Post-Effective Amendment No. 6 (Amendment No. 8) to this Application filed December 17, 2002, NU and NUEI sought an interim extension of the date through which the Guarantees may be provided through September 30, 2003, under the terms and conditions of the Prior Orders, pending action by the Commission on the Rule 58 File. The Commission extended the authorization for NU and NUEI to issue guarantees through September 30, 2003 (the "Guarantee Period") by order dated December 18, 2002 (HCAR No. 35-27621).

5. As of the date of this filing, the Commission has not yet acted on the Rule 58 Filing and the current Guarantee Period expires September 30, 2003. For this reason, NU and NUEI file this
Post-Effective Amendment seeking an extension of the Guarantee Period for an interim period of nine (9) months from the date of expiration of such Guarantee Period, through June 30, 2004.

6. This post-effective amendment to the Application is filed to obtain authorization for the extension of the Guarantee Period as described above.

Amendment to the Application

7. To reflect the foregoing, the Application/Declaration in this proceeding, as previously amended, is further amended as follows:

      The first sentence of Paragraph 8 is deleted and replaced with the following:

     "NU and NUEI also propose to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, the Nonutility Subsidiaries <FN1> and NU's other direct and indirect Rule 58 subsidiaries to be formed by NU, NUEI or the Nonutility Subsidiaries (the "Guaranteed Entities") in an aggregate amount not to exceed $500 million ("Aggregate Authorization"), through June 30, 2004 under the terms and conditions of the orders issued by the Commission in this File."

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     No additional fees, commissions or expenses will be incurred as a result of the filing of this Amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Sections 6(b) and 12(b) of the Act and sections 45 and 54 of the related regulations of the Commission are or may be applicable to the transactions as herein proposed. To the extent any other sections of the Act may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

Current Financial Condition

1. For the twelve (12) months ended March 31, 2003, NU's consolidated gross revenues and net income were approximately $5.2 billion and $193 million, respectively. As of March 31, 2003, NU's consolidated capitalization consisted of 33.4% common equity, 1.7% preferred stock, 27.8% of Rate Reduction Bonds issued by its utility subsidiaries, and 37.1% debt. When the Rate Reduction Bonds are excluded, NU's consolidated capitalization consists of 46.2% common equity, 2.4% preferred stock and 51.3% debt.

2.   As of June 30, 2003, NU's Credit Ratings (Senior Unsecured
Debt) issued by Moody's was Baa1 and the rating issued by S&P was BBB.

Other Matters

1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 60% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2003 ($744.9 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order").
NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2).
          Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

      (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

      (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

      (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

      (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2003 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees).
As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                 As of June 30, 2000
                         (thousands
                          of dollars)                     %

Common shareholders' equity   $2,365,854                36.9
Preferred stock                  277,700                 4.3
Long-term and short-term debt  3,768,353                58.8
                              $6,411,907               100.0

5. The consolidated capitalization ratios of NU as of March 31,2003, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                As of March 31, 2003
                         (thousands
                          of dollars)                      %

Common shareholders' equity   $2,229,564                 33.4
Preferred stock                  116,200                  1.7
Long-term and short-term debt  2,475,181                 37.1
Rate Reduction Bonds           1,856,411                 27.8

                              $6,677,356                100.0

If Rate Reduction Bonds are excluded, the consolidated capitalization ratio of NU as of March 31, 2003 is as follows:

                                As of March 31, 2003
                         (thousands
                         of dollars)                      %

Common shareholders' equity   $2,229,564                 46.2
Preferred stock                  116,200                  2.4
Long-term and short-term debt  2,475,181                 51.3

                              $4,820,945               100.0%

6. NGC has made a positive contribution to earnings by contributing $134.3 million in revenues in the 12-month period ending March 31, 2003 and net income of $33.6 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.


ITEM 4.  REGULATORY APPROVAL

     Other than as set forth above, no other consent or approval of any other State commission or any Federal commission (other than the Securities and Exchange Commission) is required for the transactions contemplated herein.

ITEM 5. PROCEDURE

     The Applicants respectfully request the Commission's approval, pursuant to this Application, as amended, of all transactions described herein. The current period during which Guarantees may be issued expires September 30, 2003, accordingly, the Applicants further request that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but in any event no later than September 30, 2003. The Applicants hereby waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately. The Applicants consent that the office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        (a)    Exhibits

               F.2  Legal Opinion

               H.5   Form of Notice

       (b)     Financial Statements

     The pro-forma effect on NU's financial statements of the proposed amendments extending the period in which Guarantees may be issued by NU and NUEI is not material and therefore no new financial statements are filed.

                   [SIGNATURE PAGE TO FOLLOW]


                        SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:    July 23, 2003

NORTHEAST UTILITIES
NU ENTERPRISES, INC.


By:       /s/  Randy A. Shoop
Name:          Randy A. Shoop
               Assistant Treasurer - Finance of Northeast Utilities
               Service Company, as Agent for the above Companies

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

<FN1>  As of June 30, 2003, NU's Nonutility Subsidiaries consisted of
Northeast Generation Services Company, Select Energy Portland Pipeline, Inc. (inactive), Select Energy, Inc., Select Energy New York, Inc., Select Energy Services, Inc., Reeds Ferry Supply Corporation, HEC/Tobyhanna Energy Project, Inc., Select Energy Contracting, Inc., Yankee Energy Services Company, R. M. Services, Inc., ERI/HEC EFA-Med, LLC, E. S. Boulos Company, NGS Mechanical, Inc., HEC/CJTS Energy Center LLC, Woods Electrical Co., Inc., Woods Network Services, Inc. and Mode 1 Communications, Inc.


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